
上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC


03024004

BY POST

13th June, 2003

SUPPL

03 JUN 23 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. A joint announcement of the Company and its listed subsidiary, SIIC Medical Science and Technology (Group) Limited dated 11th June, 2003.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg/Mr. Paul Boltz

dlw 6/26

\\SIIC-WIN2K\COMPSEC$\ADR\ltrtoUSSFC.doc

South China Morning Post 12th June, 2003.



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

上海實業醫藥科技(集團)有限公司*
SIIC MEDICAL SCIENCE AND TECHNOLOGY (GROUP) LTD.
(Incorporated in the Cayman Islands with limited liability)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF SIIC MEDICAL SCIENCE AND TECHNOLOGY (GROUP) LIMITED BY SHANGHAI INDUSTRIAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

DELAY IN DESPATCH OF THE SCHEME DOCUMENT

Under Rule 8.2 of the Takeovers Code, the scheme document in relation to the Proposal (the "Scheme Document") should be sent to the Shareholders on or before 11th June 2003. However, despatch of the Scheme Document will be delayed due to the additional time required for accommodating Court Meeting arrangements and fixing Court hearing dates. Accordingly, the Scheme Document will be sent to the Shareholders on or before 25th July 2003. A detailed timetable will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders and potential investors should be aware that implementation of the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

INTRODUCTION

Reference is made to the joint announcement dated 21st May 2003 (the "Announcement") made by Shanghai Industrial Holdings Limited ("SIHL") and SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech") in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatization of SIIC MedTech by way of a scheme of arrangement under Section 86 of the Companies Law involving the cancellation of all the Scheme Shares. Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

DESPATCH OF THE SCHEME DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, unless the Executive's consent is otherwise obtained, the Scheme Document in relation to the Proposal should be sent to the Shareholders within 21 days of the Announcement Date, which in this case would be on or before 11th June 2003.

A Court hearing is required for the Grand Court to issue its direction for convening the Court Meeting and the date for such Court hearing can only be fixed with the Grand Court after the Scheme Document is substantially finalized. Given that additional time is required to substantially finalize the Scheme Document, on the basis of the existing schedule of the Grand Court, it is estimated that the earliest time for such Court hearing will be in late July 2003. As such, the Scheme Document cannot be despatched to the shareholders of SIIC MedTech on or before 11th June 2003. An application has been made to the Executive for an extension of the time for the despatch of the Scheme Document and it is currently intended that the Scheme Document will be despatched to the Shareholders on or before 25th July 2003. A detailed timetable will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders and potential investors should be aware that implementation of the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

On behalf of the board of
Shanghai Industrial Holdings Limited
Cai Lai Xing
Chairman

On behalf of the board of
SIIC Medical Science and Technology (Group) Limited
Lu Ming Fang
Chairman

Hong Kong, 11th June 2003

The directors of SIHL (except for Dr. Lee Quo Wei due to health reasons) jointly and severally accept full responsibility for the accuracy of the information in relation to SIHL contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement, for which the directors of SIIC MedTech collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the issuer. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to SIHL) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

- *for identification purposes only*